08025699

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. PACIFIC COAST HWY., SUITE 150
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J. CONWAY 562/594-8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 17 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/14/08

OATH OR AFFIRMATION

I, ROBERT J. CONWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature ROBERT J. CONWAY

PRESIDENT
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On FEB. 25, 2008 (Date) before me, CHERYL L. NEIFFER, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared ROBERT J. CONWAY (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

CHERYL L. NEIFFER
Commission # 1645011
Notary Public - California
Los Angeles County
My Comm. Expires Feb 17, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT, FORM X-17A-5 PART III

Document Date: FEBRUARY 25, 2008 Number of Pages: 1

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

We have audited the accompanying statement of financial condition of Diversified Securities, Inc. as of December 31, 2007, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 15, 2008

DIVERSIFIED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash		$ 287,701
Cash - Reserve bank account		51,020
Total cash		338,721
Receivables:		
Others		50,832
Prepaid expenses		19,948
Deposit - Pershing		100,000
Marketable equity securities		74,235
Property and equipment, at cost, less $276,317 of accumulated depreciation		58,324
Other assets		29,361
Total assets		$ 671,421

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to customers		$ 99
Accounts payable and accrued expenses		31,467
Due to affiliates		10,670
Income taxes payable		800
Deferred income taxes payable		13,400
Total liabilities		56,436
Commitments		-
Stockholder's equity:		
Common stock, $5 par value; 20,000 shares authorized; 4,335 shares issued and outstanding	$ 21,675	
Additional paid-in capital	31,323	
Retained earnings	496,813	
Accumulated other comprehensive income	65,174	
Total stockholder's equity		614,985
Total liabilities and stockholder's equity		$ 671,421

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Concessions:		
Mutual funds		$ 533,611
Tax shelters and limited partnerships		40,410
Other commissions		323,846
Reimbursements		293,096
Interest		6,382
Other revenues		139,502
Management fees - related party		430,000
Other management fees		277,348
Total revenues		2,044,195
Expenses:		
Commission expense	$ 675,358	
Clerical and administrative employees' expenses	920,068	
Communications	108,702	
Occupancy and equipment costs	388,126	
Promotional costs	23,946	
Regulatory fees, assessments and professional fees	34,910	
Other	25,099	
Total expenses		2,176,209
Income (loss) before income taxes		(132,014)
Income taxes		800
Net income (loss)		(132,814)
Other comprehensive income:		
Unrealized gains on securities	54,574	
Other comprehensive income before tax		54,574
Deferred income tax expense (benefit) related to other comprehensive income		(10,600)
Other comprehensive income, net of tax		65,174
Comprehensive income (loss)		$ (67,640)

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning of year	$	21,675	31,323	629,627	123,023	805,648
Net income(loss) for the year ended December 31, 2007		-	-	(132,814)	-	(132,814)
Other comprehensive income (loss)		-	-	-	(57,849)	(57,849)
Balance, at end of year	$	21,675	31,323	496,813	65,174	614,985

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income		$ (132,814)
Adjustments to reconcile loss to net cash provided by operating activities:		
Depreciation	$ 11,854	
Gain on sale of securities	(99,000)	
Unrealized loss in equity securities	10,600	
(Increase) decrease in:		
Receivables - Commissions	62,615	
Receivables - Concessions	49,957	
Accounts receivable - Other	15,433	
Prepaid expenses	(12,317)	
Increase (decrease) in:		
Accounts payable and accrued expenses	(14,832)	
Commissions payable	(50,222)	
Due to affiliates	3,729	
Deferred income taxes payable	(10,600)	
Total adjustments		(32,783)
Net cash flows used for operating activities		(165,597)
Cash flows from investing activities:		
Proceeds from sale of securities	275,820	
Capital expenditures	(2,297)	
Net cash flows provided by investing activities		273,523
Cash flows from financing activities		-
Net increase in cash		107,926
Cash, beginning of year		230,795
Cash, end of year		$ 338,721

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of mutual funds, securities, option and margin accounts.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Santa Ana, West Covina, and Visalia, California and Bend, Oregon. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., and is allocated a portion of the consolidated tax liability based upon its share of net income. Refunds which are the result of loss carrybacks are allocated based on the Company's share of the net loss. Deferred income taxes result primarily from timing differences in the reporting of California franchise tax expense for financial and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain investment securities.

(2) MARKETABLE EQUITY SECURITIES

Marketable equity securities, which are stated at market, are held for an indefinite period and thus are classified as available for sale. The aggregate fair value at December 31, 2007 was $74,235. Unrealized holding gain on such securities, which was shown as accumulated other comprehensive income in the stockholder's equity, was $65,174.

(3) CASH - RESERVE BANK ACCOUNTS

Cash of $51,020 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$	199,874
Leasehold improvements		134,767
		334,641
Less accumulated depreciation		(276,317)
Net property and equipment	$	58,324

Depreciation expense for the year ended December 31, 2007, was $11,854.

(5) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $430,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2007, and is shown as "Management fees - related party" in the accompanying Statement of Income and Comprehensive Income.

The following schedule identifies the components of the related party receivable(payable) balance:

DSI Financial, Inc.	$ 2,266
DSI Properties, Inc.	(12,936)
	$ (10,670)

(6) RESERVE REQUIREMENT - SEC RULE 15c3-3

The Company is subject to the full provision of SEC Rule 15c3-3 and prepares a computation of the Reserve Formula on a weekly basis.

(7) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	(8,400)	(2,200)	(10,600)
	$ (8,400)	$ (1,400)	$ (9,800)

Under the provisions of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, income taxes are accounted for using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

Deferred income taxes result from the differences in recognition of California Franchise tax for accounting and tax purposes and the use of the accelerated cost recovery system for depreciating assets for Federal tax purposes. The tax effect of these timing differences was not material at December 31, 2007. Deferred income taxes benefit resulted from other gains and losses affecting stockholder's equity that are excluded from net income, such as gains and losses related to certain investment securities.

(7) INCOME TAXES, continued

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Federal:				
Current	$ -	$ -	$ -	$ -
Deferred	-	(8,400)	-	(8,400)
	$ -	$ (8,400)	$ -	$ (8,400)
State:				
Current	$ 800	$ 800	$ 800	$ 2,400
Deferred	-	(2,200)	-	(2,200)
Total income tax expense	$ 800	$ (1,400)	$ 800	$ 200

(8) COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach, Santa Ana, and West Covina, California. The lease agreements expire in various years through 2009.

The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2007, are approximately as follows:

Year Ended December 31,	Amount
2008	$ 254,892
2009	114,080
Total minimum future rental payments	$ 368,972

The Company entered into a month-to-month lease for its office in Bend, Oregon. The monthly rent is $850. The Company has also entered into an annual lease for its office in Visalia, California. The annual rent is $35,376.

Rent expense for the year was $188,205.

(9) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and municipal bond inventory. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. There was no municipal bond inventory at December 31, 2007.

(10) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Union Bank which had a bank balance of $356,476 at December 31, 2007. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company also maintains a reserve bank account at the same bank. This account is required by the Securities and Exchange Commission and is fully insured by Securities Investor Protection Corporation.

(11) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital ratio was .04 to 1 and net capital was $440,342 which exceeded the required minimum capital by $190,342.

DIVERSIFIED SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2007

Credits:		
Free credit and other credit balances in customer's accounts		$ 16,020
Customers' securities failed to receive		-
		16,020
Debits		-
Excess of total credits over total debits		16,020
Amounts held on deposit in "Reserve Bank Account" at year-end	$ 51,020	
Amount of deposit (withdrawal) in "Reserve Bank Account" on January 4, 2008	(15,000)	
Net amount in "Reserve Bank Account" after deposit		36,020
Amount in excess of that required to be deposited		$ 20,000

The audited Computation for Determination of Reserve Requirements under Rule 15c3-3 as reported above agrees with the computation included in the unaudited Part IIA filing.

DIVERSIFIED SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total ownership equity		$ 614,985
Less non-allowable assets:		
Petty cash	$ (600)	
Concessions	-	
Other receivable	(50,832)	
Prepaid expenses	(19,948)	
Property and equipment, net	(58,324)	
Other assets - deposits	(29,361)	
		(159,065)
Net capital before haircut		455,920
Haircut:		
Marketable equity securities (15% of $74,235)	(11,135)	
Undue concentration	(4.443)	
		(15.578)
Net capital		$ 440,342

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,090
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 190,342

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 56,436
Less:	
Adjustment based on special reserve account	(16,020)
Due to affiliates	(10,670)
Deferred income taxes	(13,400)
Total aggregate indebtedness	$ 16,346
Ratio of aggregate indebtedness to net capital	.04 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2007

Net capital as reported in unaudited Focus Report Part IIA		$ 430,541
Adjustments:		
Income taxes - current	$ (800)	
Income taxes - deferred	10,600	
Rounding	1	
		9,801
Net capital as reported in audited financial statements		$ 440,342

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. While such differences are material, the Company is in compliance with the minimum net capital requirement.

DIVERSIFIED SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2007

1. Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
B. Number of items	-

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Diversified Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a

remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP.

Long Beach, California
February 15, 2008

END